UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 1)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
Integrity Mutual Funds, Inc.
(Name of Subject Company (Issuer))
Xponential, Inc.
(Name of Filing Person (Offeror))

Common Stock, par value $0.0001 per share
(Title of Class of Securities)
45820C 10 6
(CUSIP Number of Class of Securities)

Margaret E. Holland
Holland, Johns, Schwartz & Penny, L.L.P.
306 West Seventh Street, Suite 500
Fort Worth, Texas 76102-4982
817-335-1050
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$1,200,000	$128.40
*	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 3,000,000 shares of Common Stock of Integrity Mutual Funds, Inc. at the tender offer price of $0.40 per share of Common Stock.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Fee Rate Advisory No. 5 for fiscal year 2006, equals $107.00 per million of transaction value.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$128.40	Filing Party:	Xponential, Inc.
Form or Registration No.	Schedule TO	Date Filed:	April 25, 2006
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 12. EXHIBITS

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission on April 25, 2006 by Xponential, Inc., a Delaware corporation (the “Purchaser”). The Schedule TO relates to the offer by the Purchaser to purchase up to 3,000,000 shares of Common Stock, par value $0.0001 per share (the “Common Stock” or “Shares”), of Integrity Mutual Funds, Inc., a North Dakota corporation (the “Subject Company”), at a purchase price of $0.40 per share, net to the seller in cash, without interest thereon (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 25, 2006 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) respectively. Items not amended remain unchanged, and capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule TO.
     The Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:
1.	Exhibit (a)(1)(A) is hereby amended to clarify the meaning of the previous disclosure in the section entitled “Questions and Answers About the Tender Offer.” As amended, the question and the corresponding response read as follows:
If you prorate, when will I know how many Shares will actually be accepted for tender and payment?
     If proration of tendered Shares is required, because of the difficulty of determining the precise number of Shares properly tendered and not withdrawn, we anticipate announcing the final results of proration not later than six trading days after the Expiration Date (this assumes that one or more shareholders tender Shares pursuant to the guaranteed delivery procedures described under Section 3 “Procedures for Tendering Shares Guaranteed Delivery” which allows shareholders to tender certificates up to three days after the Expiration Date) and paying for Shares accepted in the Offer promptly. If no shareholder tenders Shares pursuant to the guaranteed delivery procedures, we anticipate announcing the final results of proration not later than three trading days after the Expiration Date and paying for such Shares accepted in the Offer promptly. Preliminary results of proration will be announced by press release as promptly as practicable. Holders of Shares may obtain such preliminary information from the Depositary. See Section 1 “Terms of the Offer; Proration.”
2.	In Item 1 of Exhibit (a)(1)(A), the second paragraph is hereby amended to clarify the meaning of the previous disclosure. As amended, the paragraph reads as follows:
     If more than 3,000,000 Shares are validly tendered prior to the Expiration Date, and not properly withdrawn in accordance with Section 4 “Withdrawal Rights,” the Purchaser will, upon the terms and subject to the conditions of the Offer, purchase 3,000,000 Shares on a pro rata basis (with adjustments to avoid purchases of fractional Shares) based upon the number of Shares validly tendered by the Expiration Date and not properly withdrawn (the “Proration Period”). In the event proration is required because the number of Shares validly tendered and not properly withdrawn on or prior to the Expiration Date exceeds the number of Shares that the Purchaser is seeking in the Offer (3,000,000), the Purchaser will prorate based on a fraction, where the numerator is the number of Shares sought in the Offer (3,000,000) and the denominator is equal to the number of Shares that are validly tendered and not properly withdrawn on or prior to the Expiration Date. This fraction will then be multiplied by the aggregate number of Shares that have been tendered and not properly withdrawn to determine the resulting number of Shares that will be accepted from each tenderor. Fractional Shares will not be accepted and will be rounded down to the nearest whole number of Shares. If proration of tendered Shares is required, because of the difficulty of determining the precise number of Shares properly tendered and not properly withdrawn, the Purchaser anticipates announcing the final results of proration not later than three trading days after the Expiration Date; however, if one or more shareholders tender Shares pursuant to the guaranteed delivery procedures described under Section 3 “Procedures for Tendering Shares Guaranteed Delivery,” which allows shareholders to tender certificates up to three days after the Expiration Date, the Purchaser anticipates announcing the final results of proration not later than six trading days after the Expiration Date. If no shareholder tenders Shares pursuant to the guaranteed delivery procedures, then the Purchaser anticipates announcing the final results of proration not later than three trading days after the Expiration Date. A “trading day” is any day on which the National Association of Securities Dealers Automated Quotation System, Inc. (“NASDAQ”) is open for business. Preliminary results of proration will be announced by press release as promptly as practicable. Holders of Shares may obtain such preliminary information from the Depositary.
3.	In Item 8 of Exhibit (a)(1)(A), the paragraph entitled “Available Information” is hereby amended to correct the address of the Securities and Exchange Commission. As amended, the paragraph reads as follows:
     Available Information. The Subject Company is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is obligated to file reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning the Subject Company’s directors and officers, their remuneration, options granted to them, the principal holders of the Subject Company’s securities and any material interests of such persons in transactions with the Subject Company is required to be disclosed in proxy statements distributed to the Subject Company’s shareholders and filed with the SEC. Such reports, proxy statements and other information are available for inspection at the public reference facilities of the SEC at 100 F Street, N.E, Washington, D.C. 20549. Copies of such information can be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy statements and other information relating to the Subject Company that have been filed via the EDGAR System. The historical information concerning the Subject Company contained in this Offer to Purchase has been taken from or based upon public available documents and records on file with the SEC. None of the Purchaser or the Depositary assumes responsibility for the accuracy or completeness of the information concerning the Subject Company contained in such documents and records or for any failure by the Subject Company to disclose events that may have occurred or may affect the significance or accuracy of any such information but that are unknown to the Purchaser.
4.	Item 15 of Exhibit (a)(1)(A) is hereby amended to remove certain language to clarify the conditions of the offer. As amended, the first paragraph of Item 15 reads as follows:
     Notwithstanding any other provision of the Offer, the Purchaser is not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser’s obligation to pay for or return tendered Shares promptly after termination or expiration of the Offer), pay for any Shares, and may terminate or amend the Offer, if, at any time on or after April 25, 2006, and before the expiration of the Offer, any of the following conditions exist: (1) any change occurs in the business, assets, liabilities, financial condition, capitalization, operations or results of operations of the Subject Company or any of its affiliates that, in the Purchaser’s reasonable judgment, is or may be materially adverse to the Subject Company or any of its affiliates, or the Purchaser becomes aware of any facts, that in its reasonable judgment, have or may have a material adverse effect on (x) the value of the Subject Company or any of its affiliates, (y) the value of the Shares, or (z) a material contractual right of the Subject Company or any of its affiliates, including any acceleration of any material amount of indebtedness of the Subject Company or any affiliate as a result of or in connection with the Offer, (2) there is threatened, instituted or pending any action or proceeding by any government, governmental authority or agency or any other person, domestic or foreign, before any court or governmental authority or agency, domestic or foreign, (a) challenging or seeking to make illegal, to delay or otherwise, directly or indirectly, to restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some or all of the Shares by the Purchaser, (b) seeking to obtain material damages or otherwise directly or indirectly relating to the Offer, or (c) limiting or restraining the Purchaser’s voting rights or other rights as a holder of Shares of the Subject Company, including by virtue of the application of any anti-takeover law, statute, rule or regulation or any other law, statute, rule or regulation having an anti-takeover effect, or any provision of the Subject Company’s charter, bylaws or other organizational document or contract to which the Subject Company is bound, (3) any action is taken, or any statute, rule, regulation, injunction, order or decree is proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer or the acceptance for payment of or payment for Shares, by any court, government or governmental authority or agency, domestic or foreign, or the Subject Company that, in the Purchaser’s reasonable judgment, might, directly or indirectly, result in any of the consequences referred to in the preceding clauses (2)(a) through (c) above, (4) there occurs (i) any general suspension of trading in, or limitation on prices for,

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securities on any national securities exchange or in the over-the-counter market, (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, or (iii) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any attack on, outbreak or act of terrorism involving the United States, or (5) the Subject Company or any of its subsidiaries shall have, directly or indirectly: (A) split, combined or otherwise changed, or established a record date or stockholder meeting date for a proposed a split, combination or other change of, the Common Stock or its capitalization; (B) altered or authorized the alteration of any material term of the Common Stock; or (C) amended or authorized any amendment to the Subject Company’s articles of incorporation or bylaws or those of any of its subsidiaries.
ITEM 12. EXHIBITS
(a)(1)(A) Offer to Purchase, dated April 25, 2006. *

*	Previously filed.

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SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

XPONENTIAL, INC.
By:	/s/ Robert W. Schleizer
	Name:	Robert W. Schleizer
	Title:	Chief Financial Officer

Date: May 8, 2006

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